SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

Cormedix Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

21900C100
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,127,289 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,127,289 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,127,289 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,345,849 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

332,119 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

332,119 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,119 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 332,119 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

332,119 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

332,119 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,119 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 332,119 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on February 17, 2015 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 3, 2015, Manchester Securities Corp., a subsidiary of Elliott (“Manchester”), entered into a backstop agreement with the Issuer (the “Backstop Agreement”).  Pursuant to the terms of the Backstop Agreement, Manchester has agreed to make a backstop financing commitment in the form of a senior convertible note (the “Note”) equal to $4,500,000 less the aggregate proceeds received by the Issuer in connection with the exercise of outstanding warrants of the Issuer by April 30, 2015 that were issued in connection with the Issuer’s initial public offering.  As consideration for the backstop financing commitment, the Issuer has agreed (i) to issue to Manchester warrants to acquire 200,000 shares of Common Stock with an exercise price of $7.00 per share and that expire on March 3, 2020 (the “$7.00 Warrants”), (ii) to exchange a warrant to acquire 390,720 shares of Common Stock expiring on March 24, 2015 for a new warrant providing for a cashless exercise option and extension of the expiration date to March 24, 2016, along with certain other technical changes (the “Amended March Warrant”) and (iii) to exchange a warrant to acquire 500,000 shares of Common Stock expiring on May 30, 2019 for a new warrant reflecting certain immaterial and technical changes (the “Amended May Warrant”).    The following descriptions of the Backstop Agreement, the $7.00 Warrant, the Amended March Warrant and the Amended May Warrant are qualified in their entirety by reference to the Backstop Agreement, $7.00 Warrant, the Amended March Warrant and the Amended May Warrant, respectively, which are attached as Exhibit 99.8, Exhibit 99.9, Exhibit 99.10 and Exhibit 99.11 hereto, respectively, and are incorporated herein by reference.

In connection with the transactions contemplated by the Backstop Agreement, pursuant to a letter agreement, the Issuer granted Manchester the right to appoint up to two board members to the Issuer’s board of directors and/or board observers to attend Board meetings in a non-voting capacity. The Issuer also agreed to give Manchester the right to approve one or more investment banks engaged by the Issuer for the purpose of exploring strategic alternatives of the Issuer in order to maximize shareholder value.

In addition, pursuant to a registration rights agreement entered into with the Issuer on March 3, 2015 (the “Registration Rights Agreement”), the Issuer has agreed to give Manchester customary demand registration rights in connection with the shares of Common Stock exercisable or convertible, as applicable, under the Note, the Amended March Warrant, the Amended May Warrant and the $7.00 Warrant. The following description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement , which is attached as Exhibit 99.12 hereto and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 2,459,408 shares of Common Stock, including 1,677,968 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 9.9% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below) and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 22,383,101 shares of Common Stock outstanding as of November 10, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

As of the date hereof, Elliott may be deemed to beneficially own 2,127,289 shares of Common Stock, including 1,345,849 shares of Common Stock issuable upon the issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 8.6% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

As of the date hereof, Elliott International may be deemed to beneficially own 332,119 shares of Common Stock, including 332,119 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 1.3% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 332,119 shares of Common Stock beneficially owned by Elliott International, constituting approximately 1.3% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.

Each of Elliott Associates, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof. Such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation").  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates’, Elliott International’s and EICA’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           Except as set forth in Item 4 of this Amendment No. 1, the Reporting Persons have not effected any transactions in the securities of the Issuer reported hereunder during the past 60 days.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Elliott, through Manchester, owns Amended March Warrants exercisable for 390,720 shares of Common Stock and that expire on March 24, 2016.  The terms and conditions of the  Amended March Warrants are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.10 hereto and is incorporated herein by reference.

Elliott, through Manchester, owns Amended May Warrants exercisable for 500,000 shares of Common Stock and that expire on May 30, 2019.  The terms and conditions of the Amended May Warrants are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.11 hereto and is incorporated herein by reference.

Elliott owns warrants exercisable for 262,500 shares of Common Stock and that expire on October 22, 2019 (the “October Warrants”).  Elliott International owns October Warrants exercisable for 487,500 shares of Common Stock. The terms and conditions of the October Warrants  are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.4 to the Schedule 13D and is incorporated herein by reference.

Elliott, through Manchester, owns warrants exercisable for 1,000,000 shares of Common Stock with an exercise price of $0.40 per share and that expire on September 20, 2017.

Elliott owns 52,500 shares of Series C-2 Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series C-2 Preferred Stock”).  Elliott International owns 97,500 shares of Series C-2 Preferred Stock. The terms and conditions of the Series C-2 Preferred Stock are qualified in their entirety by reference to the Amended and Restated Certificate of Designations of the Series C-2 Preferred Stock, which is attached as Exhibit 99.5 to the Schedule 13D and is incorporated herein by reference.

Elliott, through Manchester, owns 73,962 shares of Series D Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”).  The terms and conditions of the Series D Preferred Stock are qualified in their entirety by reference to the Amended and Restated Certificate of Designations of the Series D Preferred Stock, which is attached as Exhibit 99.6 to the Schedule 13D and is incorporated herein by reference.

Elliott, through Manchester, owns 89,623 shares of Series E Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”).  The terms and conditions of the Series E Preferred Stock are qualified in their entirety by reference to the Amended and Restated Certificate of Designations of the Series E Preferred Stock, which is attached as Exhibit 99.7 to the Schedule 13D and is incorporated herein by reference.

Elliott, through Manchester, owns $7.00 Warrants exercisable for 200,000 shares of Common Stock and that expire on March 3, 2020.  The terms and conditions of the $7.00 Warrants  are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 99.9 hereto and is incorporated herein by reference.

On March 3, 2015, Manchester, a subsidiary of Elliott, entered into the Backstop Agreement, Letter Agreement and Registration Rights Agreement as described in Item 4 above.

Each of the securities described in this Item 6 are subject to the Ownership Limitation (as described in Item 5 above).  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates’, Elliott International’s and EICA’s, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.8 – Backstop Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed March 4, 2015) (File No. 001-34673)

Exhibit 99.9 – Form of $7.00 Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed March 4, 2015) (File No. 001-34673)

Exhibit 99.10 – Form of Amended March Warrant (incorporated herein by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed March 4, 2015) (File No. 001-34673)

Exhibit 99.11 – Form of Amended May Warrant (incorporated herein by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed March 4, 2015) (File No. 001-34673)

Exhibit 99.12 – Registration Rights Agreement (incorporated herein by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed March 4, 2015) (File No. 001-34673)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	March 6, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President